VERSO PAPER HOLDINGS LLC

VERSO PAPER INC.

6775 Lenox Center Court, Suite 400

Memphis, Tennessee 38115-4436

July 17, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verso Paper Holdings LLC
Verso Paper Inc.
File No. 333-205488
Registration Statement on Form S-4

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Verso Paper Holdings LLC, a Delaware limited liability company (the “Company”), and Verso Paper Inc., a Delaware corporation (together with the Company, the “Issuers”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to July 21, 2015, at 11:00 a.m. Eastern Time or as soon thereafter as may be practicable.

In connection with the foregoing, each of the Issuers represents and acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Issuers may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	2

We understand that the Staff will consider this request as confirmation by the Issuers of their awareness of their responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact David S. Huntington of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3124.

Very truly yours,

Verso Paper Holdings LLC
Verso Paper Inc.

/s/ Peter H. Kesser

Senior Vice President, General Counsel and Secretary